Mylan Inc.
VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Sonya Barrows
Re:       Mylan Inc.
Request to Withdraw Registration Statement on Form 8-A (SEC Accession
No. 0000950123-07-015288; File No. 001-33826) filed November 13, 2007
           Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Mylan Inc., a Delaware corporation (CIK No. 0001343801) (“Mylan Delaware”), hereby withdraws the above-referenced registration statement on Form 8-A filed pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, together with all exhibits thereto (the “Registration Statement”), filed on November 13, 2007.
           Mylan Delaware requests the withdrawal of the Registration Statement because the Registration Statement was inadvertently filed. The Registration Statement was erroneously filed for Mylan Delaware, which is a wholly-owned subsidiary of Mylan Inc., a Pennsylvania corporation (CIK No. 0000069499) (“Mylan Pennsylvania”), but the Registration Statement was intended to be filed for Mylan Pennsylvania in connection with its offering of Mandatory Convertible Preferred Stock. No securities were sold by Mylan Delaware or will be sold in connection with the Registration Statement filed on behalf of Mylan Delaware. Mylan Delaware believes the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as mandated by Rule 477(a) of the Securities Act.
           Pursuant to the foregoing, Mylan Delaware hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement. Please fax a copy of the Commission’s written order to the attention of Michael Clayton of Cravath, Swaine & Moore LLP, at (212) 474-3700.
           Please direct any questions regarding this request to Michael Clayton of Cravath, Swaine & Moore LLP, at (212) 474-1754.
Mylan Inc.,
by /s/ Edward J. Borkowski
_________________________________
Name: Edward J. Borkowski
Title: Executive Vice President and
Chief Financial Officer